 Filed pursuant to Rule 424(b)(3)
 Registration No. 333-261740

PROSPECTUS SUPPLEMENT NO. 1
(to prospectus dated February 14, 2022)

Up to 8,927,543 Shares of Common Stock Issuable Upon Exercise of Warrants
Up to 91,009,656 Shares of Common Stock
Up to 3,177,543 Warrants

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated February 14, 2022 (the “Prospectus), related to the issuance by us of up to an aggregate of up to 8,927,543 shares of our common stock, $0.0001 par value per share (“Common Stock”), which consists of (i) up to 3,177,543 shares of Common Stock that are issuable upon the exercise of 3,177,543 warrants (the “Private Placement Warrants”) originally issued in a private placement in connection with the initial public offering of DFP Healthcare Acquisitions Corp., a Delaware corporation (“DFP”), by the holders thereof, and (ii) up to 5,750,000 shares of Common Stock that are issuable upon the exercise of 5,750,000 warrants (the “Public Warrants,” and together with the Private Placement Warrants, the “Warrants”) originally issued in the initial public offering of DFP, by the holders thereof. We will receive the proceeds from any exercise of any Warrants for cash.
The Prospectus also relates to the offer and sale from time to time by the selling securityholders (including their transferees, donees, pledgees and other successors-in-interest) named in the Prospectus (the “Selling Securityholders”) of (a) up to 43,178,072 shares of Common Stock issued to certain former stockholders of TOI Parent, Inc. in connection with the Business Combination (b) up to 17,500,000 shares of Common Stock by certain of the Selling Securityholders (as defined below) in connection with the PIPE Investment, (c) up to 16,351,042 shares of Common Stock issuable upon conversion of any Series A Common Equivalent Preferred Stock (including 10,000,000 shares of Common Stock underlying shares of Series A Common Equivalent Preferred Stock issued in the PIPE Investment), (d) 9,372,540 Earnout Shares issuable to certain former stockholders of TOI Parent, Inc. pursuant to the Merger Agreement , (e) 3,580,063 shares of Common Stock underlying options held by certain directors and officers of the Company, (f) 696,000 Earnout Shares issued to certain directors and officers of the Company and and (g) 331,939 shares of Common Stock issued to former directors and officers of the Company prior to the Business Combination. We will not receive any proceeds from the sale of shares of Common Stock or Warrants by the Selling Securityholders pursuant to the Prospectus.
This prospectus supplement updates and supplements the Prospectus with the information contained in Item 5.02 and Exhibit 10.1 and 10.2 of our Current Report on Form 8-K, filed with the Securities and Exchange Commission (“SEC”) on March 7, 2022 (collectively, the “Information”). Accordingly, we have attached the Information to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.We are an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), and are subject to reduced public company reporting requirements. This prospectus supplement complies with the requirements that apply to an issuer that is an emerging growth company.
Our Common Stock and Public Warrants are listed on the Nasdaq Stock Market LLC (“Nasdaq”) under the symbols “TOI” and “TOIIW,” respectively. On March 7, 2022, the closing price of our Common Stock was $5.46 and the closing price for our Public Warrants was $0.98.
We will bear all costs, expenses and fees in connection with the registration of the shares of Common Stock. The Selling Securityholders will bear all commissions and discounts, if any, attributable to their sales of the shares of Common Stock.

See “Risk Factors” beginning on page 7 of the Prospectus to read about factors you should consider before investing in our Common Stock or Warrants.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
The date of this prospectus is March 8, 2022.

Item 5.02.     Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Appointment of Certain Officers

On March 2, 2022, the Board of Directors of The Oncology Institute, Inc. (the "Company") promoted Dr. Daniel Virnich to serve as President of the Company, effective as of March 15, 2022. Dr. Virnich has served as Chief Operating Officer of the Company since 2019. Dr. Virnich will continue to report to Mr. Hively.

On March 2, 2022, the Board of Directors of the Company promoted Dr. Matthew Miller to succeed Dr. Virnich as Chief Operating Officer, effective as of March 15, 2022. Dr. Miller has served as Chief Administrative Officer of the Company since 2020.

Compensatory Arrangements of Certain Officers

RSU and Option Grants

On March 2, 2022, the Board of Directors of the Company approved the grant of restricted stock units (“RSUs”) and options to Mr. Hively, Dr. Virnich and Scott Dalgleish, in the following dollar amounts:

Name	Value of RSUs	Value of Options
Brad Hively	$ 678,150	$ 1,376,850
Daniel Virnich	$ 262,680	$ 533,320
Scott Dalgleish	$ 200,640	$ 407,360

The RSUs and options will vest either over four years in annual installments, or over six years with 1/3rd vesting on the 2nd anniversary of the grant date and the remainder vesting in four equal annual installments beginning on the 3rd anniversary of the grant date.

All RSUs and options will be granted on the sixth day following the filing of the Company’s annual report on Form 10-K, and will be subject to such other terms as are set forth in the form RSU Agreement and form Option Agreement filed as Exhibits 10.1 and 10.2 hereto.

2021 Incentives and Updated Summary Compensation Table

On March 2, 2022, the Board of Directors of the Company approved the final 2021 incentives for Dr. Virnich and Mr. Dalgleish. Dr. Virnich’s and Mr. Dalgleish’s other compensation for 2021, including the portion of Dr. Virnich’s and Mr. Dalgleish’s 2021 incentive bonuses that was earned based on Company performance, was previously reported by the Company in the Summary Compensation Table included in the Company’s prospectus, dated February 14, 2022 (the “Prospectus”), filed with the Securities Exchange Commission under Rule 424(b) of the Securities Act of 1933, as amended, relating to the Company’s registration statement on Form S-1, as amended (Registration No. 333-261740). As of the date of the Prospectus, Dr. Virnich’s and Mr. Dalgleish’s 2021 incentive bonuses, to be earned based on individual performance, had not been determined and, therefore, were not included in the Summary Compensation Table. Pursuant to Item 5.02(f) of Form 8-K, below is a revised Summary Compensation Table, which includes the full amount of the bonuses approved for Dr. Virnich and Mr. Dalgleish and revised total compensation figures for 2021.

Summary Compensation Table

The following table sets forth information concerning the compensation of the named executive officers for the years ended December 31, 2021 and 2020.

Name and Principal Position	Year	Salary (1)	Bonus (2)	Stock Awards (3)	Option Awards (4)	Non-Equity Incentive Plan Compensation (5)	All Other Compensation (6)	Total
Brad Hively	2021	$430,768	$49,987	$2,614,116	$8,396,264	$132,800	$11,600	$11,635,535
	2020	$400,000	$11,228	$—	$—	$188,772	$11,400	$611,400
Daniel Virnich	2021	$262,500	$14,351	$1,443,965	$5,884,101	$33,250	$—	$7,638,167
	2020	$213,542	$—	$—	$176,187	$28,955	$—	$418,684
Scott Dalgleish	2021	$250,000	$4,171	$879,502	$3,571,918	$47,750	$11,600	$4,764,941
	2020	$76,515	$—	$—	$232,944	$8,124	$—	$317,583
___________________
(1) Amounts reflect annual base salary, as further described below, and, for 2021, also payouts for accrued but unused vacation in the amount of $30,768 for Mr. Hively and $12,500 for Dr. Virnich.
(2) For 2021, amounts reflect transaction bonuses paid in 2021 in connection with the Business Combination.
(3) Amounts reflect the aggregate grant date fair value of restricted stock issued to the named executive officers in connection with the Business Combination in the form of Earnout Shares issued in respect of Company stock options (such restricted Earnout Shares, the “Option Earnout Shares”). The Option Earnout Shares are subject to service and performance vesting conditions. These amounts reflect the probable outcome of satisfaction of such performance conditions on the date of grant. The Option Earnout Shares issuable to Company Option holders in connection with the Business Combination, including the named executive officers, are considered stock-based compensation awards due to the requirement that the Company Option holders must remain employed by us in order not to forfeit such unvested Option Earnout Shares. The grant date fair value of the Option Earnout Shares was determined using a Monte Carlo simulation valuation model assuming that all Option Earnout Shares will be earned.
(4) Amounts for 2020 reflect the aggregate grant date fair market value of stock options granted to the named executive officers in the applicable year, computed in accordance with FASB ASC Topic 718, Compensation — Stock Compensation. The amounts for 2021 reflect the incremental fair value of the modification of performance vesting options held by the named executive officers to reflect (i) accelerated vesting of a number of performance vesting options equal to the cash-out percentage in the Business Combination and (ii) conversion of any remaining performance vesting options into time vesting options in connection with the Business Combination.
(5) Amounts reflect annual cash incentives earned by each named executive officer in the applicable year, based on the achievement of pre-established performance goals.
(6) Amounts reflect employer matching contributions paid pursuant to our 401(k) plan in the amount of $11,400 and $11,600 for Mr. Hively in 2020 and 2021, respectively, and $11,600 for Mr. Dalgleish in 2021.

Exhibit No.	Description
10.1	Form of Restricted Stock Unit Agreement
10.2	Form of Option Agreement